Exhibit 1.1

Strictly Private and Confidential

June 5, 2002

EVEolution Ventures Inc.
Suite 860, 625 Howe Street
Vancouver, BC
V6C 2T6

Attn: Cheryl L. Wheeler, President and Director

Dear Ms. Wheeler:

Re: EVEolution Ventures Inc.
       Letter of Intent – Qualifying Transaction

Haywood Securities Inc. (“Haywood”) would like to extend its appreciation for the opportunity to work with you in connection with the proposed Qualifying Transaction and Offering of securities by EVEolution Ventures Inc. (“EVEolution” or the “Company”) outlined below. If you are in agreement with these terms, please sign the acknowledgement below and return a copy to Haywood. All amounts are in Canadian dollars ($) unless otherwise specified.

We understand that EVEolution has signed an acquisition agreement with Bear Creek Mining Company and Peru Exploration Venture LLLP (cumulatively referred to as “Bear Creek”) to enter into a business combination, whereby Bear Creek’s securityholders will be issued shares of EVEolution in exchange for securities of Bear Creek (the “Proposed Transaction”). The Proposed Transaction would constitute a “Qualifying Transaction” under Policy 2.4 (Capital Pool Companies) of the TSX Venture Exchange (the “Exchange”) and would require a sponsor under Policy 2.2 (Sponsorship and Sponsorship Requirements) of the Exchange.

In this regard, Haywood is pleased to enter into a Letter of Intent to act as agent for an offering and sponsor for the Company’s Qualifying Transaction, subject to the principle terms and conditions outlined here below:

Head Office – Vancouver	Calgary	Toronto

Commerce Place, 400 Burrard Street Suite 2000 Vancouver, BC V6C 3A6	808 First Street SW, Suite 301 Calgary, AB T2P 1M9	BCE Place, 181 Bay Street Suite 800, PO Box 808 Toronto, ON M5J 2T3

Phone: (604) 697-7100	Phone: (403) 509-1900	Phone: (416) 507-2300
Facsimile: (604) 697-7199	Facsimile: (403) 509-1999	Facsimile: (416) 507-2399
Toll-Free: (800) 663-9499	Toll-Free: (877) 604-0044	Toll-Free: (800) 865-2316

Letter of Intent June 5, 2002	Page 2

Nature of Offering:	Fully Marketed Prospectus on a Best Efforts basis.

Type and Number of Securities to be Offered:	9,000,000 Units, each Unit consisting of one common share, 1/2 of a share purchase warrant.

Offering Price:	USD $0.50 per Unit.

Offering Size:	USD $4,500,000.

Warrant:	Each full share purchase Warrant will be exercisable into a common share at an exercise price of USD $0.75 for 12 months from Closing.

Offering Jurisdiction:	Ontario, B.C. and Alberta and other jurisdictions as agreed between the Agent and the Company.

Proposed Use of Proceeds:	The funds raised from the Offering will be used to fund the Company’s exploration activities on the Bear Creek properties.

Commission:	7.5% of the gross proceeds from the Offering, payable in Units as defined above.

Agent’s Warrants:	The Company will pay to the Agent up to 1,080,000 Agent’s Warrants representing 12% of the Units issued under the Offering. Each Agent’s Warrant will be exercisable into one common share of the Company for a term of 1 year, at a price of USD $0.50, subject to regulatory approval.

Closing Date:	Such date as may be agreed upon by the Company and Agent.

Sponsorship:	Pursuant to the policies of the Exchange Haywood will act as the Company’s Sponsor for its Qualifying Transaction.

Sponsorship Fee:	$50,000 plus GST payable in the non refundable amounts as follows:
$25,000 plus GST upon signing this Letter of Intent. $25,000 plus GST upon Closing of the Offering.

Agent’s Expenses:	The Company will pay Haywood’s reasonable and customary expenses related to the Offering and Sponsorship, including, property visits and expenses and disbursements of Haywood’s legal counsel. Note the Agent’s Expenses will be capped at $20,000 unless otherwise agreed upon by the Agent and the Company.

Letter of Intent June 5, 2002	Page 3

Selling Group:	The Agent may offer selling group participation in the normal course of the brokerage business to selling groups or other licensed dealers, brokers and investment dealers as agreed upon between the Agent and the Company.

Indemnity:	The Company will indemnify and hereby hold harmless Haywood, and its respective officers, directors and employees against all losses, claims, damages, liability and expenses (including, without limitation, expenses of investigating and defending any claims or litigation as the same are incurred), related to or arising out of Haywood’s activities in connection with the Offering and Sponsorship provided, however, that the Company will not be responsible for any such losses, claims, damages, liabilities or expenses to the extent they arise from actions taken by Haywood in bad faith or from its gross negligence.

The above Offering and Sponsorship are subject, but not limited to, the following:

a)	approval to the terms and conditions of this letter by the board of directors of Haywood;

b)	execution of a standard form Agency and Sponsorship Agreement between the Company and the Agent in a form agreed upon by both parties;

c)	approval of the terms and conditions of the Offering and Sponsorship by all of the appropriate regulatory authorities, as required.

Haywood will require a $20,000 retainer from the Company, upon signing this Letter of Intent, to cover legal and corporate finance expenses, which will arise from its duties as Agent in connection with the Offering and Sponsorship. These expenses will be paid out of the retainer from time to time with any unused portion of the retainer returned to the Company upon closing of the Offering.

This Letter of Intent does not constitute a legally enforceable agreement between Haywood and the Company but merely a statement of our mutual understanding. It is however, agreed (for good and valuable consideration, the receipt and sufficiency of which is acknowledged by both parties) that all the provisions in this Letter of Intent relating to the Indemnity, the non refundable Sponsorship Fee and the obligation of the Company to reimburse Haywood for expenses are intended to be, and shall be construed as being, legally enforceable obligations.

If you are in agreement with the above noted terms and conditions, kindly have the enclosed form of this letter executed and returned to the undersigned.

Yours truly,	Agreed and Accepted this 5th day of June, 2002

Haywood Securities Inc.	EVEolution Ventures Inc. Per:

“Fabio Banducci”	“Catherine McLeod-Seltzer”

Fabio Banducci	Per:
Vice-President and Director	Authorized Signature